Exhibit 99.1

Brera Holdings Announces Initial Closing and Execution of Agreement to Acquire 52 Percent Stake in Storied Italian Serie B Football Club SS Juve Stabia srl “The Second Team of Naples”

Dublin, Ireland, and Milan, Italy — December 31, 2024 – Brera Holdings PLC (“Brera Holdings” or “Brera”) (Nasdaq: BREA), an Ireland-based, Nasdaq-listed, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, today announced the initial closing under its agreement to acquire a 52 percent stake in Italian Serie B football club SS Juve Stabia srl, known as “The Second Team of Naples,” (“Juve Stabia” or “the Club”) from existing majority owner XX Settembre srl, the holding company of Club President Andrea Langella.

This first step in the three-stage acquisition process was today’s execution of the Sale and Purchase and Investment Agreement (the “SPA”), which includes immediate cash and share payments by Brera Holdings to Juve Stabia and XX Settembre, and the acquisition by Brera of a 22 percent ownership in the Club, which will increase to 52% by the end of March 2025 subject to the satisfaction of the terms and conditions of the SPA. The transaction aligns with Brera’s strategic vision to drive revenue growth, operational efficiencies, and long-term value creation through its MCO platform.

“The initial closing marks a pivotal step in our majority investment in Juve Stabia,” said Daniel McClory, Founder and Executive Chairman of Brera Holdings. “We are privileged to partner with President Andrea Langella, an accomplished entrepreneur, alongside Juve Stabia’s existing management and invest in this historic club. We plan to capitalize on player development opportunities, leveraging Juve Stabia’s strong foundation and current competitive position in Serie B. This investment reflects our confidence in Juve Stabia’s potential to deliver robust contributions to Brera Holdings and our shareholders in 2025 and beyond.”

Zephiro Investments, with its founding partner Joseph Grosso, provided Juve Stabia with M&A advisory services. Barone & Associati served as Italian legal counsel to the Club. BonelliErede acted as Italian legal counsel for Brera Holdings PLC, with Bevilacqua PLLC serving as Brera’s U.S. legal advisors.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by acquiring a majority stake in UYBA Volley, an Italian women’s professional volleyball team, in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

In December 2024 Brera announced plans to acquire a storied Italian Serie B club, signing a binding term sheet with SS Juve Stabia srl, “The Second Team of Naples.” With a focus on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings endeavors to position itself as a forward-thinking player in the global sports landscape. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com